UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Hyatt Hotels Corporation
 (Name of Issuer)

Class A Common Stock, $0.01 par value
(Title of Class of Securities)

448579102
(CUSIP Number)

December 31, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448579102	13G	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Highfields Capital Management LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) [ ]
(b) [X]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER

2,542,567
	6.	SHARED VOTING POWER

-0-

	7.	SOLE DISPOSITIVE POWER

2,542,567
	8.	SHARED DISPOSITIVE POWER

-0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,542,567
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.43%
12.	TYPE OF REPORTING PERSON (see instructions)

IA

CUSIP No. 448579102	13G	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Highfields GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) [ ]
(b) [X]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER

2,542,567
	6.	SHARED VOTING POWER

-0-
	7.	SOLE DISPOSITIVE POWER

2,542,567
	8.	SHARED DISPOSITIVE POWER

-0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,542,567
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.43%
12.	TYPE OF REPORTING PERSON (see instructions)

HC

CUSIP No. 448579102	13G	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jonathon S. Jacobson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) [ ]
(b) [X]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER

2,542,567
	6.	SHARED VOTING POWER

-0-
	7.	SOLE DISPOSITIVE POWER

2,542,567
	8.	SHARED DISPOSITIVE POWER

-0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,542,567
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.43%
12.	TYPE OF REPORTING PERSON (see instructions)

HC

CUSIP No. 448579102	13G	Page 5 of 10 Pages

Item 1.

(a)	Name of Issuer

Hyatt Hotels Corporation

(b)	Address of Issuer’s Principal Executive Offices

150 North Riverside Plaza, Chicago, Illinois 60606

Item 2.

(a)	Name of Person Filing

This statement is being filed on behalf of each of the following persons:

(i)	Highfields Capital Management LP, a Delaware limited partnership (“Highfields Capital Management”) and investment manager to private investment funds;

(ii)	Highfields GP LLC, a Delaware limited liability company (“Highfields GP”) and the General Partner of Highfields Capital Management;

(iii)

Jonathon S. Jacobson in his capacities as the Managing Member of Highfields GP, which is the general partner of Highfields Capital Management, and as the Chief Investment Officer of Highfields Capital Management.

Highfields Capital Management, Highfields GP, and Mr. Jacobson, are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

This statement relates to shares of common stock of the Issuer (“Common Stock”) held for the account of private investment funds for which Highfields Capital Management acts as investment manager: Highfields Capital I LP, Highfields Capital II LP, Highfields Capital IV LP and Highfields Capital Ltd.

(b)	Address of the Principal Office or, if none, residence

Address for Highfields Capital Management, Highfields GP, and Mr. Jacobson:

c/o Highfields Capital Management LP 200 Clarendon Street, 59th Floor Boston, Massachusetts 02116

(c)	Citizenship

Highfields Capital Management – Delaware Highfields GP – Delaware Jonathon S. Jacobson – United States

(d)	Title of Class of Securities

Class A Common Stock, $0.01 par value

(e)	CUSIP Number

448579102

CUSIP No. 448579102	13G	Page 6 of 10 Pages

Item 3. If this statement is filed pursuant to §§240.13d -1(b) or 240.13d -2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[X]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[X]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

For Highfields Capital Management, Highfields GP, and Mr. Jacobson:

(a)	Amount beneficially owned: 2,542,567

(b)	Percent of class: 5.43%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 2,542,567

	(ii)	Shared power to vote or to direct the vote -0-.

	(iii)	Sole power to dispose or to direct the disposition of 2,542,567

	(iv)	Shared power to dispose or to direct the disposition of -0-.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d -3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

The shares of Common Stock beneficially owned by Highfields Capital Management, Highfields GP, and Mr. Jacobson are directly owned by certain private investment funds. Highfields Capital Management serves as the investment manager to each of the private investment funds. Each of Highfields Capital Management, Highfields GP and Mr. Jacobson has the power to direct the receipt of dividends from or the proceeds from the sale of the shares of Common Stock owned by the private investment funds. The private investment funds for which Highfields Capital Management acts as investment manager have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Common Stock.

CUSIP No. 448579102	13G	Page 7 of 10 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Highfields Capital Management LP

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 448579102	13G	Page 8 of 10 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2018
Date

HIGHFIELDS CAPITAL MANAGEMENT LP

By: Highfields GP LLC, its General Partner

/s/ Scott D. Pomfret
Signature

Scott D. Pomfret, Authorized Signatory
Name/Title

HIGHFIELDS GP LLC

/s/ Scott D. Pomfret
Signature

Scott D. Pomfret, Authorized Signatory
Name/Title

JONATHON S. JACOBSON

/s/ Scott D. Pomfret*
Signature

Scott D. Pomfret, Attorney in Fact
Name/Title

*by power of attorney

CUSIP No. 448579102	13G	Page 9 of 10 Pages

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 448579102	13G	Page 10 of 10 Pages

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe such information is inaccurate.

February 14, 2018
Date

HIGHFIELDS CAPITAL MANAGEMENT LP

By: Highfields GP LLC, its General Partner

/s/ Scott D. Pomfret
Signature

Scott D. Pomfret, Authorized Signatory
Name/Title

HIGHFIELDS GP LLC

/s/ Scott D. Pomfret
Signature

Scott D. Pomfret, Authorized Signatory
Name/Title

JONATHON S. JACOBSON

/s/ Scott D. Pomfret*
Signature

Scott D. Pomfret, Attorney in Fact
Name/Title

*by power of attorney